EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
SEI Investments Company:
We consent to the incorporation by reference in the registration statements (No. 2-73997, No. 333‑41343, No. 333-111224, No. 333-149549 and No. 333-197598) on Form S-8 of SEI Investments Company of our reports dated February 23, 2015, with respect to the consolidated balance sheet of SEI Investments Company and subsidiaries as of December 31, 2014, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the year ended December 31, 2014, and the financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10‑K of SEI Investments Company.
/s/ KPMG LLP
Philadelphia, PA
February 23, 2015